

06012908

April 20, 2006

The Securities and Exchange Commission,
The Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, DC 20549,
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34809)

Dear Sirs:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated in the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.



If you have any questions in connection with this matter, please contact the undersigned in Shenzhen, China by telephone at +86-755-8240-4515 or by fax at +86-755-8243-1019, or Mr. William Y. Chua of Sullivan & Cromwell LLP by telephone at +852-2826-8611or by fax at +852-2522-2280.

Very truly yours,



Jun Yao

(Enclosures)

List of Information Made public, Distributed or Filed

1. Notices of General Meetings, dated April 7, 2006
2. Results Announcement, dated March 30, 2006
3. Results Announcement(Summary) , dated March 30, 2006
4. CIRC Will Continue to Release Relevant Data on Its Website(first 2 months of 2006), dated March 20, 2006
5. CIRC Will Continue to Release Relevant Data on Its Website(first 1 months of 2006) dated February 20, 2006
6. CIRC Will Continue to Release Relevant Data on Its Website(2005), dated January 20, 2006
7. CIRC Will Continue to Release Relevant Data on Its Website(first 11 months of 2005), dated December 20, 2005


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2005 to 30 November 2005 were RMB 53,515.04 million and RMB 11,665.46 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 20 December 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Ping An Insurance (Group) Company of China, Ltd. ("the Company") will be held at 10:00 a.m. on Thursday, May 25, 2006 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2005.

2. To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2005.

3. To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2005.

4. To consider and approve the profit distribution plan for the year ended December 31, 2005 and the recommendation for 2006 special interim dividend.

5. To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.

6. To consider and approve the re-appointment of Mr. Ma Mingzhe as an Executive Director of the Company to hold office for a term of three years with immediate effect.

7. To consider and approve the re-appointment of Mr. Sun Jianyi as an Executive Director of the Company to hold office for a term of three years with immediate effect.

8. To consider and approve the appointment of Mr. Cheung Chi Yan Louis as an Executive Director of the Company to hold office for a term of three years with immediate effect.

9. To consider and approve the re-appointment of Mr. Huang Jianping as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

10. To consider and approve the re-appointment of Mr. Lin Yu Fen as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

11. To consider and approve the re-appointment of Mr. Cheung Lee Wah as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

12. To consider and approve the re-appointment of Mr. Anthony Philip HOPE as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

13. To consider and approve the re-appointment of Mr. Dou Wenwei as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

14. To consider and approve the re-appointment of Mr. Fan Gang as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

15. To consider and approve the re-appointment of Ms. Lin Lijun as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

16. To consider and approve the re-appointment of Mr. Shi Yuxin as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

17. To consider and approve the re-appointment of Mr. Hu Aimin as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

18. To consider and approve the re-appointment of Mr. Chen Hongbo as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

19. To consider and approve the appointment of Mr. Wong Tung Shun Peter as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

20. To consider and approve the appointment of Mr. Ng Sing Yip as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

21. To consider and approve the re-appointment of Mr. Bao Youde as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.

22. To consider and approve the re-appointment of Mr. Kwong Che Keung Gordon as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.

23. To consider and approve the re-appointment of Mr. Cheung Wing Yui as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.

24. To consider and approve the re-appointment of Mr. Chow Wing Kin Anthony as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.

25. To consider and approve the re-appointment of Mr. Xiao Shaolian as an independent supervisor of the Company to hold office for a term of three years with immediate effect.

26. To consider and approve the re-appointment of Mr. Sun Fuxin as an independent supervisor of the Company to hold office for a term of three years with immediate effect.

27. To consider and approve the appointment of Mr. Dong Likun as an independent supervisor of the Company to hold office for a term of three years with immediate effect.

28. To consider and approve the re-appointment of Ms. Duan Weihong as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect.

29. To consider and approve the appointment of Mr. Lin Li as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect.

30. To consider and approve the appointment of Mr. Che Feng as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect.

31. To consider and approve the emolument plan for the 7th Board of Directors of the Company.

32. To consider and approve the emolument plan for the 5th Supervisory Committee of the Company.

AS SPECIAL RESOLUTIONS

33. To give a general mandate to the Board of Directors to issue, allot and deal with additional domestic shares not exceeding 20% of the domestic shares of the Company in issue and additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares:

"**THAT**

(A) (a) subject to paragraph (c) and in accordance with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles of Association of the Company and the applicable laws and regulations of the People's Republic of China, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with, either separately or concurrently, additional domestic shares and H shares of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) each of the aggregate nominal amounts of domestic shares and H shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval granted in paragraph (a) shall not exceed 20% of each of the aggregate nominal amounts of domestic shares and H shares of the Company in issue at the date of passing this resolution, otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or other applicable laws to be held; or (iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

(B) The Board of Directors be authorized to make corresponding amendments to the Articles of Association of the Company as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares as provided in sub-paragraph (a) of paragraph (A) of this resolution."

34. To consider and approve the amendments to the Articles of Association of the Company:

"That the existing Articles of Association of the Company be amended as follows:

(1) Article 7 be replaced by:

"7 The Company has independent legal person properties and enjoys legal person property rights. The Company shall be liable for its debts to the extent of all its assets. The shareholders shall be liable towards the Company to the extent of subscription of their respective shareholdings."

(2) Article 12 be replaced by:

"12 The Company can invest in other limited companies and companies limited by shares, and bear the responsibility within such investment volume."

(3) Article 19 be amended as follows with the proposed amendments underlined for reference:

"19 Following approval by the approving department authorized by the State Council, the total amount of issued ordinary shares of the Company is 6,195,053,334. The number of shares issued to the promoters at the time of reorganization of the Company into a joint-stock company on January 16, 1997 is 2,191,610,986, representing 35.38% of the total number of ordinary shares issued by the Company. On June 24, 2004 during the Company's first overseas offer of H shares and listing, as a result of the disposal of state owned shares, 72,955,249 shares of the promoters shares were converted to H Shares. Details of the Company's promoter shares are listed out in the appendix.

If as a result of any shareholder holding promoter shares transferring such shares in accordance with the Company Law and other relevant state laws and regulation and provisions under the Articles of Association, the Company needs to make corresponding changes to the record of shareholders stated in the appendix of the Articles of Association and the register of shareholders, the amendments to the appendix of the Articles of Association shall be approved by legal representative of the Company as authorized by the shareholders in the general meeting, without any voting therein."

(4) The second paragraph of Article 49 be amended as follows with the proposed amendments underlined for reference:

"Applications for the replacement of share certificates from holders of domestic shares who have lost their certificates shall be dealt with in accordance with Article 144 of the Company Law."

(5) Article 61 (3) and (13) be amended as follows with the proposed amendments underlined for reference:

"61 The general meeting shall exercise the following functions and powers:

(3) Elect and replace the supervisors other than those representing employees of the Company and decide on matters concerning the remuneration thereof;

(13) Consider proposals raised by shareholders representing 3 percent or more of the Company's voting shares;"

(6) Article 65 be amended as follows with the proposed amendments underlined for reference:

"65 When the Company is to hold a general meeting, shareholders holding 3 percent or more of the total number of the Company's voting shares shall be entitled to propose new proposals in writing to the Company. Proposal matters raised in the proposals which are within the scope of the duties of the general meeting shall be listed in the meeting agenda."

(7) Article 88 be amended as follows with the proposed amendments underlined for reference:

"88 The following matters shall be resolved by way of an ordinary resolution of the general meeting:

(1) Work reports of the board of directors and the supervisory committee;

(2) Plans for the distribution of profits and making up of losses drafted by the board of directors;

(3) Appointment and removal of members of the board of directors and the supervisory committee and their remuneration and mode of payment;

(4) The Company's annual budget, final accounts, annual reports, balance sheet, profit statement and other financial statements;

(5) Provision of guarantees to shareholders or effective controller of the Company;

(6) Matters other than those that law, administrative regulations or the Company's Articles of Association require to be passed by way of a special resolution."

(8) Article 91 be replaced by:

"91 In the event that the supervisory committee or shareholders request to convene an extraordinary shareholders' meeting or a class shareholders' meeting, the following procedures shall be followed:

(1) The supervisory committee or shareholder(s), alone or jointly, holding 10 percent or more of the shares carrying voting rights at the meeting to be convened may, by signing one or more counterpart written requisition(s) stating the object of the meeting, require the board of directors to convene an extraordinary general meeting or a class shareholders' meeting. The board of directors shall as soon as possible after receipt of such written requisition(s) proceed to so convene the extraordinary general meeting or class shareholders' meeting, as the case may be. The shareholdings referred to above shall be calculated as at the date of the delivery of the written requisition(s).

(2) Where the board of directors fails to issue convene notice of meeting within thirty (30) days upon receipt of the above written request, the supervisory committee shall convene and host the meeting. Where the supervisory committee fails to issue convene notice of meeting within thirty (30) days thereafter, shareholders individually or collectively holding ten percent or more shares carrying voting rights on such proposed meeting for over ninety (90) consecutive days may convene meeting on their own accord within four (4) months upon the board of directors having received such request. The convening procedures shall as much as possible be equivalent to which the board of directors convenes the general meeting.

All reasonable expenses incurred by the supervisory committee or the shareholder(s) who tendered the requisition in convening and holding the meeting as a result of the failure of the board of directors to duly convene the meeting shall be borne by the Company, and shall be set off against any sums owed to the directors and the supervisors in default by the Company."

(9) Article 95 be replaced by:

"95 The general meeting shall be convened by the board of directors, and presided over by the chairman of the board. Where the chairman fails to attend the meeting by any reasons, the meeting shall be presided over by the vice-chairman designated by the chairman. Where the vice-chairman fails to attend the meeting, the meeting shall be presided over by a director who jointly elected by over half of the number of the directors.

Where the board of directors is unable or fails to perform its duties of convening the general meeting, the meeting shall be convened by the supervisory committee, and presided over by the chairman of supervisory committee. Where the chairman of supervisory committee fails to attend the meeting, the meeting shall be presided over by a supervisor who jointly elected by over half of the number of the supervisors.

Where the supervisory committee fails to convene and preside over the general meeting, the meeting shall be convened by shareholders who individually or jointly representing ten (10) percent or more of the Company's voting rights for over ninety (90) days. The meeting shall be presided over by a person elected by shareholders presenting the meeting.

Where the chairman of the general meeting is unable to be elected through above means, the meeting shall be presided over by shareholder (including shareholder's proxy) who representing the largest majority of voting rights.

Extraordinary general meeting may be conducted by voting via communications."

(10) Article 111 be amended as follows with the proposed amendments underlined for reference:

"111 The Company shall establish a board of directors. The board of directors shall be composed of 19 directors, which shall have one chairman of the board and one or two vice-chairman of the board, not less than two executive directors and not less than three independent non-executive directors."

(11) The fifth paragraph of the Article 112 be deleted in its entirety.

(12) Article 119 be amended as follows with the proposed amendments underlined for reference:

"119 The board of directors shall convene regular board meeting at least four times each year. The meeting shall be convened by the chairman and all the directors and supervisors shall be notified in writing prior to fourteen (14) days of the meeting.

The chairman shall convene and host the extraordinary board meeting within ten (10) days upon having received any proposals under each of the following conditions:

(1) when it is considered by the chairman to be necessary;

(2) when it is jointly proposed by over one-third of directors;

(3) when it is proposed by the supervisory committee;

(4) when it is proposed by the chief-executive-officer;

(5) when it is proposed by shareholders representing ten percent or more (10%) of voting rights."

(13) Article 120 be replaced by:

"120 The board of directors may convene extraordinary board meeting by voting via communications. The fourteen (14) days prior notice requirement need not apply provided that notice of such meeting shall be delivered to the directors and supervisors in a timely and effectively manner.

Where the chairman is unable to perform his duties in those circumstances specified in paragraphs (2), (3), (4) and (5) under paragraph 2 of Article 119, he should designate a vice-chairman to convene the extraordinary board meeting on his behalf. Where the chairman fails to perform his duties for no reasons and fails to designate specific person to perform his duties on his behalf, the meeting shall be convened by the vice-chairman. Where the vice-chairman is unable or fails to perform his duties, a director being jointly elected by over half of the number of the directors shall convene the meeting."

(14) The second paragraph of Article 128 be amended as follows with the proposed amendments underlined for reference:

"Members of the audit committee shall be appointed by the board of directors from the directors of the Company, which composes of three to seven directors."

(15) The third paragraph of Article 133 be amended as follows with the proposed amendments underlined for reference:

"Where the chairman of the supervisory committee fails to perform his duties, a supervisor elected by over half of the number of the supervisors shall perform his duties on his behalf."

(16) Article 134 be amended as follows with the proposed amendments underlined for reference:

"134 The supervisory committee is made up of supervisors representing the shareholders, supervisors representing employees of the Company and independent supervisors. Supervisors representing the shareholders and independent supervisors shall be elected and replaced by shareholders in general meeting; supervisors representing employees of the Company shall be elected and replaced by employees of the Company in democratic ways. Supervisors representing employees of the Company shall not be less than one third of the total number of supervisors. Independent supervisors shall not exceed one third of the total number of supervisors."

(17) Article 136 be amended as follows with the proposed amendments underlined for reference:

"136 Where a supervisor fails to attend meetings of the supervisory committee personally or to entrust other supervisors to attend for two consecutive times, it shall be deemed a failure to perform his duties. The general meeting or the employees' representatives meeting shall replace such supervisors."

(18) Article 186 be replaced by:

"186 Profit after tax shall be distributed in the following sequence:

(1) cover losses in the previous year;

(2) allocate 10% to statutory revenue reserve;

(3) allocate to discretionary revenue reserve;

(4) pay dividends to shareholders.

When the accumulated statutory revenue reserve exceeds 50 percent of the registered capital of the Company, the Company may cease to make such allocation. After making allocation to the statutory revenue reserve, whether to allocate to the discretionary revenue reserve is subject to the resolution at general meetings. No distribution of profits to shareholders shall be made before the loss of the Company has been made up and allocation to the statutory revenue reserve."

(19) Article 187 be replaced by:

"187 The revenue reserve of the Company shall be used to cover the Company's losses, expand its production and operation, or be converted to increase the Company's capital. However, the capital revenue reserve shall not be used to cover losses of the Company."

(20) Article 188 be replaced by:

"188 Where a resolution of the general meeting of the Company resolves to convert any revenue reserve into share capital, the Company shall issue new shares to the existing shareholders in proportion to their respective shareholdings. When capitalizing the statutory revenue reserve, the balance of such revenue reserve shall not be less than 25 percent of the registered capital before the conversion."

(21) As required by the Company Law and Regulations on the Administration of Company Registration, the Articles of Association has to state the shareholding status of shareholders holding promoter shares. As a result, an appendix shall be added to the Articles of Association which contains the shareholding status of shareholders holding the Company's promoter shares."

35. To consider and approve the authorization of the legal representative of the Company to amend the provisions relating to the promoter shares under the Appendix of the Articles of Association of the Company.

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
April 7, 2006

As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe and Sun Jianyi, the Non-executive Directors of the Company are Henry CORNELL, Huang Jianping, Liu Haifeng David, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin and Chen Hongbo and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

Notes:

1. According to the Articles of Association of the Company, the resolutions will be determined on a show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) one or more shareholders present in person or by proxy representing more than 10% of all shares carrying the voting rights at the meeting.

2. In order to determine the list of shareholders who are entitled to attend the annual general meeting of the Company and to receive 2006 special interim dividend, the registers of members will be closed from Tuesday, April 25, 2006 to Thursday, May 25, 2006, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Thursday, May 25, 2006 are entitled to attend the meeting. In order to qualify for 2006 special interim dividend and to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at

or before 4:00 p.m. on Monday, April 24, 2006. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. 2006 special interim dividend is expected to be paid on or before June 2, 2006 to the shareholders whose names appear on the registers of members of the Company on Thursday, May 25, 2006.

3. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, May 5, 2006 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 8226 2888 ext. 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 8226 2888 ext. 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The meeting is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce identity documents.

8. A circular containing, inter alia, details of the proposed amendments to the Articles of Association and notice of the annual general meeting will be dispatched to the shareholders on Friday, April 7, 2006. The information of each of Mr. Ma Mingzhe, Mr. Sun Jianyi, Mr. Cheung Chi Yan Louis, Mr. Huang Jianping, Mr. Lin Yu Fen, Mr. Cheung Lee Wah, Mr. Anthony Philip HOPE, Mr. Dou Wenwei, Mr. Fan Gang, Ms. Lin Lijun, Mr. Shi Yuxin, Mr. Hu Aimin, Mr. Chen Hongbo, Mr. Wong Tung Shun Peter, Mr. Ng Sing Yip, Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui, Mr. Chow Wing Kin Anthony, Mr. Xiao Shaolian, Mr. Sun Fuxin, Mr. Donglikun, Ms. Duan Weihong, Mr. Lin Li and Mr. Che Feng regarding proposed resolutions 6 to 30 is also included in the circular. Concerning the proposed resolution 33, the purpose of seeking approval of such mandate is to give directors flexibility and discretion to issue new shares in the event that it comes desirable for the Company and the directors have no present plan to issue new shares pursuant to such mandate.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT OF AUDITED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005

CHAIRMAN'S STATEMENT

The PRC economy sustained steady and rapid growth in 2005. The reform in the finance industry achieved remarkable results and the insurance sector showed healthy and well-coordinated development. In 2005, Ping An continued to achieve its strategic objectives and deliver excellent results with a growth rate that was above the industry average. This was the result of our proactive reform and transformation which was at the forefront of the industry during the past 3 years. For the year ended December 31, 2005, Ping An recorded a net profit of RMB4,265 million, representing an increase of 35.6% from the previous year, while our total assets reached RMB319,706 million, and our total equity increased to RMB33,522 million. Sufficient capital and steady profit growth has provided Ping An with a favorable head-start position for accelerated development. In addition, the Group became one of Forbes Global top 2000's and was ranked 10th among the listed Chinese companies in 2005.

Inspired by the steady build-up of the Group's overall strength, together with the optimistic market outlook for the Chinese finance industry, Ping An's stock price performed well, and the market value of Ping An reached HKD100 billion for the first time at closing on January 9, 2006. This puts Ping An at an unprecedented height in terms of market value, ranking among the top 20 listed companies on Hong Kong Stock Exchange.

Business review

In 2005, the Group recorded a total revenue of RMB64,590 million, among which gross written premiums and policy fees accounted for RMB59,021 million and total investment income accounted for RMB9,655 million. Our consolidated net investment yield and total investment yield both increased from last year. The embedded value of the Group reached RMB48,363 million. Our core insurance business has laid a solid profit-generating foundation, our business in transformation has achieved its periodic objectives and our new business has set up its infrastructure.

Core business laid a solid profit-generating foundation and regained premium growth momentum

Our life insurance business recorded total gross written premiums, policy fees and premium deposits of RMB58,691 million, representing an increase of 7.2% from the previous year and taking up 16.1% of the PRC life insurance market. The value of one year's new business was RMB4,539 million, representing an increase of 16.0% from the previous year; net profit for 2005 totaled RMB3,551 million, representing an increase of 31.3% from the previous year. In particular, total premium income from our individual life insurance totaled RMB46,169 million, representing an increase of 15.0% from the previous year. Quality of our business was maintained and our 13-month and 25-month persistency ratios were 85.9% and 81.9%, respectively. The sales team was maintained at a stable scale with improved productivity.

Our property and casualty insurance business experienced strong growth together with improved profitability. Gross written premiums and net profit reached RMB12,076 million and RMB422 million, representing an increase of 19.0% and 94.5% respectively from the previous year, both were higher than the industry's average growth rate. We witnessed growth from business segments by product types, by distribution channels, by geographic regions and by customer types. Our market share was 9.9%, an increase of 0.4% from the previous year, while the combined ratio improved to 95.3%. Meanwhile, cross-selling from our life insurance agents continued to grow, and new sales channels such as direct telemarketing showed promising development. Our newly implemented sales and service support platform would substantially boost the business development into the next stage.

The key performance indicators of our core insurance business remained healthy. Although, the entire insurance industry went through restructuring, our life and property and casualty insurance business managed to reach new historic highs in net profit. This success was made possible as a result of our proactive reform and transformation over the past few years, laying a solid foundation for accelerated growth in the future.

Transformed business ready to launch, and new business accomplished its infrastructure set up

In 2005, the Group carried out initiatives to transform our group life insurance, bancassurance, securities and trust businesses. Though the scale of these businesses did not increase, their operational models and business structures continued to optimize, and quality improvements were obvious.

After one year's strategic transformation, our group insurance business has gradually transformed into a group sales channel that offers comprehensive financial services, and has achieved positive results in product structuring, team quality and back-office support management. The productivity of the sales team has also improved steadily and the future growth potential of the corporate pension and welfare security market will bring new development opportunities to our group insurance business.

Throughout the transformation process of the industry, our bancassurance business has effectively maintained its business platform, team scale and core branch network. In addition, we continued to explore innovative business models of cooperation with other banks.

In 2005, the capital market was under continuous restructuring, the stock market experienced another bear market year, and the whole industry suffered big loss. Nevertheless, our security business achieved profits for 3 consecutive years, gained market share in brokerage business and secured a market-leading position in the investment bank business.

Our trust operation has been proactively recruiting professionals and talents from outside to build property and infrastructure investment teams with international experience. The total assets under its custody increased to RMB3,330 million by the end of 2005.

In our newly developed business sector, Ping An Bank accelerated its business deployment and steadily rolled out its structure building after moving its headquarter to Shanghai in mid 2005. The Group has also tapped into a new market with the launch of its small-amount consumer financing business. Ping An Asset Management Co., Ltd. and Ping An Health Insurance Company of China, Ltd. were established in mid 2005, and Ping An Annuity Insurance Company of China, Ltd., established in 2004, was later granted both trustee and investment management licenses. With the development of these new businesses, the Group's integrated financial service platform has gradually materialized.

Upgraded nation-wide back-office center providing strong support to business development

The Group has sped up the pace of our nation-wide back-office centralization process and proactively pushed on the construction of IT platform for integrated financial service. At the same time, the Group kicked off its "Olympic project", a project which aims to enhance the Group's operation through utilising its strong individual and corporate customer bases, integrating its internal resources and channels, and maximizing intra-group's synergy so as to provide efficient, fast and well-oriented comprehensive financial services.

Internationally recognized management platform

Under the leadership of the Group's experienced management team, both our corporate governance structure and risk management system have continued to improve, and internal compliance management has been enhanced. Supported by our highly centralized finance, risk and HR management systems, Ping An's operation remained solid, with the aim at maximizing shareholders' value through the best corporate governance. In 2005, Ping An was ranked third for "Best Corporate Governance in Global Emerging Markets' Insurance Industry 2005" by *Euromoney* Magazine, and third in the China region for "Asia's Best Managed Companies 2005" with both rankings being among the top of all insurance companies in PRC.

Prospects

In 2006, the PRC economy is expected to continue its growth at a fast and healthy pace, and with the improvement in purchasing power and living standard of the Chinese citizens, the demand for finance services will develop towards comprehensive wealth management. As per the provisions governing China's admission to the WTO, by the end of 2006, the finance industry in China will be completely open to the world, thus signaling the end of the transitional period. By that time, it is expected that more foreign financial institutions will enter into China. With the increase in market competitors, domestic financial institutions will have to speed up their reform and restructuring process in order to compete in the international financial services market.

Facing the huge market potential and increasingly fierce competition, we will rely on our solid foundation built in the past and follow the government's direction and policy of "Encouraging financial innovation, promoting trials of integrated financial services" closely. We will capitalize on our clear and mature strategic advantages to speed up the development of our integrated financial services platform.

Regarding business development, the Group will make strong efforts to improve the economy of scale and profitability of our core businesses, enhance the margin and profit contribution from the transformed business, and set up solid platform and high industry standards for our new business.

Regarding back-office construction, the businesses of the Group will coordinate and grow with each other through a robust resources sharing platform, together with the back-office center, which has been put into use, to provide the distribution channels with customer-oriented support.

Regarding investment, the Group will seek to broaden its investment channels, such as infrastructure investment projects to diversify investment risks, enhance investment return and improve our asset-liability management, so as to increase the competitiveness of our financial products.

My colleagues and I have never been more confident of our future. We are well positioned to achieve profitable growth. Ping An will definitely adhere to its pioneering spirit, strive with perseverance, pool our wisdom and efforts, face the challenge with confidence and capture business opportunities, so as to repay the long-term support and trust of our shareholders.

KEY FINANCIAL AND OPERATION INFORMATION

Life insurance business

The following tables set forth certain financial and operating data for our life insurance business:

For the year ended December 31, (in RMB million, except percentages)	2005	2004
Gross written premiums and policy fees	**46,945**	49,883
Individual life insurance	**38,758**	35,949
Bancassurance	**1,133**	5,836
Group insurance	**7,054**	8,098
Premium deposits	**11,746**	4,846
Individual life insurance	**7,411**	4,215
Bancassurance	**4,091**	81
Group insurance	**244**	550
Gross written premiums, policy fees and premium deposits	**58,691**	54,729
Market share of gross written premiums, policy fees and premium deposits[1]	**16.1%**	17.2%

(1) Based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China.

As at or for the year ended December 31,	2005	2004
Number of customers:		
Individual (in thousands)	**30,312**	28,362
Corporate (in thousands)	**267**	177
Total (in thousands)	**30,579**	28,539
Persistency ratio:		
13-month	**85.9%**	87.5%
25-month	**81.9%**	80.3%
Agent productivity:		
First year premiums, policy fees and premium deposits per agent per month	**4,446**	3,245
New life insurance policies per agent per month	**2.3**	2.3

The following table sets forth certain information of our life insurance distribution channels as at the dates indicated:

As at December 31,	2005	2004
Number of individual life sales agents	**200,193**	199,997
Number of group sales representatives	**1,644**	1,605
Bancassurance outlets	**27,222**	20,023

Property and casualty insurance business

The following tables set forth certain financial and operating data for our property and casualty insurance business:

For the year ended December 31, (in RMB million, except percentages)	2005	2004
Gross written premiums	**12,076**	10,150
Automobile	**7,497**	6,232
Non-automobile	**4,044**	3,545
Accident and health	**535**	373
Market share of gross written premiums[1]	**9.9%**	9.5%

(1) Based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China.

As at or for the year ended December 31,	2005	2004
Combined Ratio:		
Expense ratio	**23.3%**	20.2%
Loss ratio	**72.0%**	77.0%
Combined ratio	**95.3%**	97.2%
Number of customers:		
Individual (in thousands)	**6,006**	5,519
Corporate (in thousands)	**1,680**	613
Total (in thousands)	**7,686**	6,132

The following table sets forth certain information of our property and casualty insurance distribution channels as at the dates indicated:

As at December 31,	2005	2004
Number of direct sales representatives	**7,708**	6,975
Number of insurance agents	**6,176**	6,168

Consolidated Investment Income

For the year ended December 31, (in RMB million, except percentages)	2005	2004
Net investment income	**9,338**	7,219
Net realized and unrealized gains/(losses)	**317**	(773)
Total investment income	**9,655**	6,446
Net investment yield[1]	**4.2%**	4.1%
Total investment yield[1]	**4.3%**	3.6%

(1) Net investment yield and total investment yield are computed without considering exchange gains/(losses) associated with foreign currency denominated investment assets.

The following table presents our investment portfolio allocations among the major categories of our investments:

As at December 31,	**2005**		2004	
(in RMB million, except percentages)	**Carrying Value**	**% of Total**	Carrying Value	% of Total
Fixed maturity investments				
Term deposits	**68,959**	**27.9%**	80,320	39.9%
Bond investments[1]	**159,776**	**64.8%**	112,860	56.1%
Other fixed maturity investments	**1,526**	**0.6%**	675	0.3%
Equity investments[2]	**15,244**	**6.2%**	5,766	2.9%
Investment properties	**1,243**	**0.5%**	1,504	0.8%
Total investments	**246,748**	**100.0%**	201,125	100.0%

(1) Bond investments include the carrying value of derivatives embedded with the host contracts.
(2) Equity investments include equity investment funds, equity securities and investment in an associate.

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2005

For the year ended December 31, (in RMB million)	*Notes*	**2005**	2004 (Restated)
Gross written premiums and policy fees	*4*	**59,021**	60,033
Less: Premiums ceded to reinsurers		**(4,241)**	(4,122)
Net written premiums and policy fees		**54,780**	55,911
Increase in unearned premium reserves, net		**(1,581)**	(1,191)
Net earned premiums		**53,199**	54,720
Reinsurance commission income		**1,371**	1,376
Net investment income	*5 (1)*	**9,338**	7,219
Realized gains/(losses)	*5 (2)*	**(505)**	(56)
Unrealized gains/(losses)	*5 (3)*	**822**	(717)
Foreign currency gains/(losses)		**(405)**	3
Other income		**770**	648
Total revenue		**64,590**	63,193
Change in deferred policy acquisition costs		**3,830**	2,261
Claims and policyholders' benefits		**(20,818)**	(16,472)
Increase in policyholders' reserves		**(29,557)**	(33,872)
Changes in fair value of derivative financial liabilities		**(6)**	(80)
Commission expenses		**(5,928)**	(5,255)
General and administrative expenses		**(7,090)**	(5,922)
Provision for insurance guarantee fund		**(209)**	(106)
Total expenses		**(59,778)**	(59,446)
Operating profit	*6*	**4,812**	3,747
Income taxes	*7*	**(547)**	(601)
Net profit		**4,265**	3,146
Attributable to:			
– Equity holders of the parent		**4,226**	3,116
– Minority interests		**39**	30
		4,265	3,146
		RMB	*RMB*
Earnings per share for net profit attributable to equity holders of the parent – basic	9	**0.68**	0.56

CONSOLIDATED BALANCE SHEET
As at December 31, 2005

As at December 31, (in RMB million)	2005	2004 (Restated)
ASSETS		
Investments		
Fixed maturity investments		
Bonds	**159,749**	112,798
Term deposits	**68,959**	80,320
Policy loans	**864**	545
Loans and advances to customers	**662**	130
Equity investments		
Equity investment funds	**10,058**	5,497
Equity securities	**5,183**	266
Derivative financial assets	**27**	62
Investment in an associate	**3**	3
Investment properties	**1,243**	1,504
Total investments	**246,748**	201,125
Cash and cash equivalents	**17,636**	15,945
Premium receivables	**749**	617
Interest receivables	**438**	382
Policyholder account assets in respect of insurance contracts	**12,820**	9,758
Policyholder account assets in respect of investment contracts	**3,078**	3,145
Reinsurance assets	**4,889**	4,356
Deferred policy acquisition costs	**26,428**	22,622
Property, plant and equipment	**2,918**	2,735
Construction-in-progress	**620**	204
Land use rights	**955**	928
Goodwill	**327**	322
Deferred income tax assets	**–**	362
Statutory deposits	**1,240**	1,200
Other assets	**860**	738
Total assets	**319,706**	264,439

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent		
Share capital	**6,195**	6,195
Reserves	**21,493**	19,517
Retained profits	**5,308**	2,485
	32,996	28,197
Minority interests	**526**	430
Total equity	**33,522**	28,627
Liabilities		
Customers' deposits	**1,862**	1,849
Securities sold under agreements to repurchase	**7,095**	601
Premiums received in advance	**1,880**	1,627
Commission payable	**633**	556
Due to reinsurers	**533**	209
Dividends payable to shareholders	**76**	74
Income tax payable	**445**	490
Insurance guarantee fund	**60**	827
Policyholder dividend payable and provisions	**2,864**	1,977
Insurance contract liabilities		
Policyholders' reserves	**223,538**	193,770
Policyholder contract deposits	**9,795**	1,411
Policyholder account liabilities in respect of insurance contracts	**12,820**	9,758
Unearned premium reserves	**11,048**	9,472
Claim reserves	**7,933**	6,642
Investment contract liabilities		
Policyholder account liabilities in respect of investment contracts	**3,078**	3,145
Investment contract reserves	**14**	15
Derivative financial liabilities	**133**	127
Deferred income tax liabilities	**49**	–
Other liabilities	**2,328**	3,262
Total liabilities	**286,184**	235,812
Total equity and liabilities	**319,706**	264,439

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2005

		Equity attributable to equity holders of the parent								
			Reserves							
(Restated) (in RMB million)	*Notes*	Share capital	Capital reserve	Revenue reserve fund	Common welfare fund	General reserve	Net unrealized gains/ (losses)	Retained profits	Minority interests	Total
As at January 1, 2004										
As previously reported		4,933	2,818	4,148	486	395	(180)	352	337	13,289
Effect of implementation of new/revised accounting standards	2	–	–	–	–	–	(61)	–	(1)	(62)
As restated		4,933	2,818	4,148	486	395	(241)	352	336	13,227
Net profit for 2004		–	–	–	–	–	–	3,116	30	3,146
Net losses on available-for-sale investments		–	–	–	–	–	(653)	–	(6)	(659)
Net losses on available-for-sale investments removed from equity and reported in net profit		–	–	–	–	–	69	–	1	70
Deferred tax recognized, net	7	–	–	–	–	–	87	–	1	88
Issue of shares through initial public offering		1,262	12,564	–	–	–	–	–	–	13,826
Share issue expenses		–	(547)	–	–	–	–	–	–	(547)
Changes in equity interests in subsidiaries		–	–	–	–	–	–	–	(68)	(68)
Acquisition of a subsidiary		–	–	–	–	–	–	–	136	136
2003 dividends declared	8	–	–	–	–	–	–	(592)	–	(592)
Appropriations to statutory reserves		–	–	261	130	–	–	(391)	–	–
As at December 31, 2004		6,195	14,835	4,409	616	395	(738)	2,485	430	28,627

		Equity attributable to equity holders of the parent									
			Reserves								
(in RMB million)	*Notes*	Share capital	Capital reserve	Revenue reserve fund	Common welfare fund	General reserve	Net unrealized gains/ (losses)	Foreign currency translation differences	Retained profits	Minority interests	Total
As at January 1, 2005											
As previously reported		6,195	14,835	4,409	616	395	(682)	-	2,485	431	28,684
Effect of implementation of new/revised accounting standards	2	-	-	-	-	-	(56)	-	-	(1)	(57)
As restated		6,195	14,835	4,409	616	395	(738)	-	2,485	430	28,627
Net profit for 2005		-	-	-	-	-	-	-	4,226	39	4,265
Net gains on available-for-sale investments		-	-	-	-	-	1,718	-	-	18	1,736
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	-	(9)	-	-	-	(9)
Deferred tax recognized, net	7	-	-	-	-	-	(256)	-	-	(3)	(259)
Increase in equity interests in subsidiaries		-	-	-	-	-	-	-	-	46	46
Increase in general reserve		-	-	-	-	35	-	-	(35)	-	-
2004 dividends declared	8	-	-	-	-	-	-	-	(867)	-	(867)
Currency translation adjustments		-	-	-	-	-	-	(13)	-	(4)	(17)
Appropriations to statutory reserves		-	-	334	167	-	-	-	(501)	-	-
As at December 31, 2005		6,195	14,835	4,743	783	430	715	(13)	5,308	526	33,522

SUPPLEMENTARY INFORMATION

1. Organization and principal activities

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company and its principal subsidiaries (the "Group") are mainly engaged in life insurance, property and casualty insurance and other financial services.

2. Changes in accounting policies

In the current year, the Group has adopted new and revised standards issued by the International Accounting Standards Board that are relevant to its operations and effective for accounting periods beginning on January 1, 2005. The adoption of these new and revised standards has resulted in changes to the Group's accounting policies in the following areas that have affected the amounts reported for the current and prior years:

- *International Financial Reporting Standard ("IFRS") 4, Insurance Contracts*

Effective January 1, 2005, the Group adopted IFRS 4. IFRS 4 represents the completion of phase 1 of the first IFRS to deal with insurance contracts. The main features of IFRS 4 include but are not limited to the definition of an insurance contract, the use of liability adequacy tests and impairment tests for reinsurance assets, and prohibition of catastrophe and equalization provisions. Based on this standard, the Group continues to account for investment contracts containing discretionary participation features as if they are insurance contracts. In addition, premium income from certain contracts, which are regarded as investment contracts by IFRS 4, is accounted for as financial liabilities, and related policyholders' benefits to the extent covered by the said contracts are accounted for as a direct debit to the financial liabilities. Further, certain investment-linked contracts meet the definition of an insurance contract under IFRS 4 and the Group separately presents assets and liabilities related to such investment-linked contracts, which were originally grouped in "separate account (investment-linked) assets and liabilities". The assets and liabilities related to the remaining investment-linked contracts, which are regarded as investment contracts, are presented as policyholder account assets and liabilities in respect of investment contracts.

As a result of the adoption of IFRS 4, certain contracts were reclassified as investment contracts.

The Group recorded the following effects in the consolidated income statement to reflect the reclassification of contracts:

For the year ended December 31, (in RMB million)	**2005**	2004
(Debit)/Credit		
Gross written premiums and policy fees	**-**	(16)
Claims and policyholders' benefits	**1**	1
Increase in policyholders' reserves	**(1)**	15
Net impact on net profit	**-**	-

Further, the Group recorded the following effects in the consolidated balance sheet:

As at December 31, (in RMB million)	**2005**	2004
Debit/(Credit)		
Policyholders' reserves	**14**	15
Investment contract reserves	**(14)**	(15)
Policyholder account assets in respect of insurance contracts	**12,820**	9,758
Policyholder account assets in respect of investment contracts	**3,078**	3,145
Separate account (investment-linked) assets	**(15,898)**	(12,903)
Policyholder account liabilities in respect of insurance contracts	**(12,820)**	(9,758)
Policyholder account liabilities in respect of investment contracts	**(3,078)**	(3,145)
Separate account (investment-linked) liabilities	**15,898**	12,903

- *International Accounting Standard ("IAS") 39 (revised 2004), Financial Instruments: Recognition and Measurement*

Effective January 1, 2005, the Group has adopted IAS 39 (revised 2004). Among the changes, IAS 39 (revised 2004) has eliminated "loans and receivables originated by the enterprise" and defined a "loans and receivables" category. By such definition, loans and receivables exclude investments quoted in an active market. As a result, the Group has reclassified quoted bonds as held-to-maturity or available-for-sale investments in accordance with the related requirements and investment strategy. The Group recorded the following effects in the consolidated balance sheet:

As at December 31, (in RMB million)	**2005**	2004
Debit/(Credit)		
Fixed maturity investments – bonds	**233**	(67)
Deferred income tax assets	**(35)**	10
Reserves – net unrealized losses	**(196)**	56
Minority interests	**(2)**	1

- *IFRS 2, Share-based Payment*

Effective January 1, 2005, the Group has adopted IFRS 2. It requires the Group to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the Company. This standard has given more guidance on recognition, measurement and disclosure of the Group's share appreciation rights scheme. There was no significant impact on the Group's financial statements upon the adoption of IFRS 2. The charge to income statement is as follows:

For the year ended December 31, (in RMB million)	**2005**	2004
Charge for the year	**61**	29

- *IFRS 3, Business Combinations*

IFRS 3, Business Combinations, was already effective since March 31, 2004. Among its requirements, the Group has, since 2005, ceased amortization of the Group's goodwill.

- *IAS 27 (revised 2004), Consolidated and Separate Financial Statements*

IAS 27 (revised 2004) requires that the investments in subsidiaries be accounted for at cost or in accordance with IAS 39 in the parent's separate financial statements. In prior years, the Company's investments in subsidiaries were accounted for using the equity method. Upon the implementation of IAS 27 (revised 2004), the Company's investments in subsidiaries are accounted for at cost in its unconsolidated, separate financial statements. The Company recorded the following effects on its separate balance sheet as at December 31, 2005 and 2004:

As at December 31, (in RMB million)	**2005**	2004
Debit/(Credit)		
Investments in subsidiaries	**(7,673)**	(2,315)
Reserves	**713**	(1,064)
Retained profits	**6,960**	3,379

In addition to the standards referred to above, the key revised standards that the Group has also adopted during the year which mainly affect the presentation and disclosures of the financial statements are as follows:

- *IAS 1 (revised 2004), Presentation of Financial Statements*

  IAS 1 (revised 2004) affects the presentation of minority interests in the income statement (separate allocation at the bottom of the income statement) and in the statement of changes in equity (separate column for minority interests) and other disclosures.

- *IAS 8 (revised 2004), Accounting Policies, Changes in Accounting Estimates and Errors*

  IAS 8 (revised 2004) requires disclosure of an impending change in accounting policy when the Group has yet to implement a new IFRS or interpretation that has been issued but not yet come into effect. In addition, it has required disclosure of known or reasonably estimable information relevant to assessing the possible impact that application of the new IFRS or interpretation will have on the Group's financial statements in the period of initial application.

- *IAS 32 (revised 2004), Financial Instruments: Disclosure and Presentation*

  IAS 32 (revised 2004) requires additional disclosures of information in respect of financial assets and financial liabilities, including information about the use of valuation techniques, and the carrying amounts of financial assets and financial liabilities that are classified as held-for-trading and those designated by the entity upon initial recognition as financial assets and financial liabilities at fair value through profit or loss.

3. Segment reporting

The Group's business segment information is currently divided into four business segments – life insurance business, property and casualty insurance business, corporate business, and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

The segment analysis for the year ended December 31, 2005 is as follows:

(in RMB million)	Life insurance	Property and casualty insurance	Corporate	Others	Elimination	Total
Income statement						
Gross written premiums and policy fees	46,945	12,076	–	–	–	59,021
Less: Premiums ceded to reinsurers	(810)	(3,431)	–	–	–	(4,241)
Increase in unearned premium reserves, net	(331)	(1,250)	–	–	–	(1,581)
Net earned premiums	45,804	7,395	–	–	–	53,199
Reinsurance commission income	227	1,144	–	–	–	1,371
Net investment income	8,293	390	590	82	(17)	9,338
Realized gains/(losses)	(577)	(5)	34	43	–	(505)
Unrealized gains/(losses)	820	13	–	(11)	–	822
Foreign currency losses, net	(379)	(8)	(3)	(15)	–	(405)
Other income	410	52	74	402	(168)	770
Total revenue	54,598	8,981	695	501	(185)	64,590
Change in deferred policy acquisition costs	3,645	185	–	–	–	3,830
Claims and policyholders' benefits	(15,559)	(5,259)	–	–	–	(20,818)
Increase in policyholders' reserves	(29,557)	–	–	–	–	(29,557)
Changes in fair value of derivative financial liabilities	(6)	–	–	–	–	(6)
Commission expenses	(5,168)	(820)	–	–	60	(5,928)
General and administrative expenses	(4,162)	(2,201)	(416)	(419)	108	(7,090)
Provision for insurance guarantee fund	(116)	(93)	–	–	–	(209)
Total expenses	(50,923)	(8,188)	(416)	(419)	168	(59,778)
Operating profit	3,675	793	279	82	(17)	4,812
Income taxes	(124)	(371)	(40)	(12)	–	(547)
Net profit	3,551	422	239	70	(17)	4,265

4. Gross written premiums and policy fees

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Gross written premiums, policy fees and premium deposits, as reported in accordance with PRC GAAP	**71,624**	65,618
Less: Business tax and surcharges	**(857)**	(739)
Gross written premiums, policy fees and premium deposits (net of business tax and surcharges)	**70,767**	64,879
Less: Premium deposits allocated to policyholder accounts	**(3,214)**	(3,416)
Premium deposits allocated to investment contracts	**–**	(16)
Premium deposits allocated to policyholder contract deposits	**(8,532)**	(1,414)
Gross written premiums and policy fees	**59,021**	60,033

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Long term life business gross written premiums and policy fees	**42,420**	46,018
Short term life business gross written premiums	**4,525**	3,865
Property and casualty business gross written premiums	**12,076**	10,150
Gross written premiums and policy fees	**59,021**	60,033

5. Investment income

(1) Net investment income

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Interest income on fixed maturity investments		
Bonds		
– Held-to-maturity	**4,568**	2,393
– Available-for-sale	**901**	614
– Carried at fair value through profit or loss	**50**	67
Term deposits		
– Loans and receivables	**3,463**	3,592
Others		
– Loans and receivables	**63**	72
Dividend income on equity investments		
Equity investment funds		
– Available-for-sale	**82**	88
– Carried at fair value through profit or loss	**90**	294
Equity securities		
– Available-for-sale	**84**	9
– Carried at fair value through profit or loss	**11**	2
Operating lease income from investment properties	**107**	130
Interest expenses on securities sold under agreements to repurchase	**(81)**	(42)
Total	**9,338**	7,219
Yield of net investment income (% per annum)	**4.2**	4.1

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

(2) Realized gains/(losses)

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Fixed maturity investments		
– Available-for-sale	253	15
– Carried at fair value through profit or loss	43	42
Equity investments		
– Available-for-sale	(258)	(84)
– Carried at fair value through profit or loss	(543)	(29)
Total	(505)	(56)

(3) Unrealized gains/(losses)

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Fixed maturity investments		
– Carried at fair value through profit or loss	10	(35)
Equity investments		
– Carried at fair value through profit or loss	808	(676)
Derivative financial assets		
– Carried at fair value through profit or loss	4	(6)
Total	822	(717)

(4) Total investment income

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Net investment income	9,338	7,219
Realized gains/(losses)	(505)	(56)
Unrealized gains/(losses)	822	(717)
Total	9,655	6,446
Yield of total investment income (% per annum)	4.3	3.6

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

6. Operating profit

(1) *Operating profit is arrived at after charging/(crediting) the following items:*

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Employee costs, excluding directors' emoluments *(Note 6(2))*	**3,095**	2,720
Depreciation of investment properties	**50**	66
Depreciation of property, plant and equipment	**486**	460
Amortization of land use rights	**20**	19
Loss on disposal of property, plant and equipment and investment properties	**19**	10
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	**75**	73
Amortization of goodwill	**–**	24
Provision/(write-back) of provision for doubtful debts, net	**122**	(39)
Write-back of provision for loans and advances to customers	**(73)**	(12)
Auditors' remuneration	**10**	10
Operating lease payments in respect of land and buildings	**506**	521

(2) *Employee costs, excluding directors' emoluments*

For the year ended December 31, (in RMB million)	2005	2004
Wages, salaries and bonuses	**2,626**	2,225
Retirement benefits, social security contributions and welfare benefits	**469**	495
Total	**3,095**	2,720

7. Income taxes

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the year are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	– Located in Special Economic Zones	15%
	– Located outside the Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

For the year ended December 31, (in RMB million)	**2005**	2004 (Restated)
Consolidated income statement		
Current income tax	**392**	572
Deferred income tax		
Relating to the origination and reversal of temporary differences:		
Policyholders' reserves	**(450)**	(246)
Claim reserves	**(64)**	(81)
Unearned premium reserves	**46**	41
Deferred policy acquisition costs	**575**	339
Fair value adjustment on financial assets and liabilities carried at fair value through profit or loss	**46**	7
Others	**2**	(31)
Total deferred income tax	**155**	29
Income taxes reported in consolidated income statement	**547**	601
Consolidated statement of changes in equity		
Deferred income tax related to items credited/(charged) directly to equity:		
Unrealized gains and losses	**(256)**	87

A reconciliation between tax expense and the product of accounting profit multiplied by the main applicable tax rate of 15% is as follows:

For the year ended December 31, (in RMB million)	**2005**	2004 (Restated)
Accounting profit before income taxes	**4,812**	3,747
Tax computed at the main applicable tax rate of 15% (2004: 15%)	**722**	562
Tax effect of income not taxable in determining taxable income	**(580)**	(423)
Tax effect of expenses not deductible in determining taxable income	**228**	393
Tax effect of higher tax rate on branches and entities (in the PRC) that are located outside the Special Economic Zones	**177**	69
Income taxes reported in consolidated income statement	**547**	601

8. Dividends

During the year, the Company paid dividends of RMB865 million (2004: RMB518 million) to its shareholders, relating to dividends previously proposed of RMB867 million or RMB0.14 per share (2004: RMB592 million or RMB0.12 per share).

On March 29, 2006, the directors proposed 2006 special interim dividend distribution of RMB0.20 per share totaling RMB1,239 million, which will be paid by the Company out of dividends amounting to RMB4,364 million to be received by the Company from one of its subsidiaries in early May 2006. This proposal is subject to Company shareholders' approval on May 25, 2006.

9. Earnings per share

The basic earnings per share for the year is computed by dividing the net profit for the year by the weighted average number of 6,195,053,334 shares in issue during 2005 (2004: weighted average number of 5,588,324,591 shares in issue during the year).

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

10. Embedded value

In order to provide investors with an additional tool to understand our economic value and business performance results, the Group has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Group's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

The calculation of embedded value necessarily makes a number of assumptions with respect to future experience. As a result, future experience may vary from that assumed in the calculation, and these variations may be material. The market value of the Group is measured by the value of the Group's shares on any particular day. In valuing the Group's shares, investors take into account a variety of information available to them and their own investment criteria, therefore these calculated values should not be constructed as a direct reflection of the actual market value.

Components of Economic Value

As at December 31, (in RMB million)	**2005**	2004
Adjusted net asset value	**33,072**	25,161
Value of in-force insurance business written prior to June 1999	**(18,089)**	(16,743)
Value of in-force insurance business written since June 1999	**38,537**	33,127
Cost of holding the required solvency margin	**(5,157)**	(4,297)
Embedded Value	**48,363**	37,248
Value of one year's new business	**5,148**	4,331
Cost of holding the required solvency margin	**(609)**	(418)
Value of one year's new business after cost of solvency	**4,539**	3,913

11. Accumulated losses and distributable reserves

As at December 31, 2005, the Company's reserves available for distribution, calculated in accordance with the relevant regulations, represent accumulated losses totaling RMB1,652 million. As at the same date, the Group had a consolidated retained profits of RMB5,308 million. On March 23, 2006, dividends were proposed by one of the Company's subsidiaries, in respect of which the Company will receive a sum of RMB4,364 million in early May 2006. The Company's receipt of such dividends will then result in retained profits in the Company's reserves available for distribution.

12. Use of proceeds from the Company's initial public offering

The net proceeds from the Company's issue of new shares at the time of its listing on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in June 2004, after deduction of related issuance expenses, amounted to approximately RMB13,279 million. As at December 31, 2005, the net proceeds were used, as stated in the prospectus of the Company, for general corporate purposes and improvement of business operations. The proceeds form part of the Group's liquid capital and were invested in accordance with the relevant PRC regulations.

13. Major customers

In the year under review, gross written premiums, policy fees and premium deposits from the Group's five largest customers accounted for less than 30% of the total gross written premiums, policy fees and premium deposits for the year.

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers.

14. Contingent liabilities

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for the probable losses to the Group, including those claims when management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

15. Post balance sheet events

Refer to note 8 for the profit appropriations.

The financial figures above in respect of the Announcement of Audited Results for the Year Ended December 31, 2005 ("Announcement") have been agreed by the Group's auditors, Ernst & Young, to the amounts set out in the Group's audited consolidated financial statements for the year ended December 31, 2005. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the HKICPA and consequently no assurance has been expressed by Ernst & Young on the Announcement.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES

Foreign currency denominated investments and cash assets held by the Group are exposed to foreign currency risks. These assets include term deposits, cash and cash equivalents held in foreign currency that are considered as monetary assets. In addition to foreign currency denominated monetary assets, the Group's foreign currency denominated monetary liabilities are also exposed to fluctuations in exchange rates. These liabilities include foreign currency denominated claim reserves and payable to reinsurers. The exposures to fluctuations in exchange rates from monetary assets and monetary liabilities offset each other.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation, against the Renminbi, of all foreign currency denominated monetary assets and monetary liabilities.

As at December 31, 2005 (in RMB million)	**Foreign currency risk**
Net exposure to fluctuations in exchange rates assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities against the Renminbi	771

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES CONTAINED IN APPENDIX 14 TO THE LISTING RULES

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices (the "Code on Corporate Governance Practices") contained in Appendix 14 to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange for any part of the period from January 1, 2005 to December 31, 2005 except that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and Chief Executive Officer of the Company. Further details of the Company's arrangements and considered reasons for the Company's intention not to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company are set out under the paragraph headed "Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules" in the Corporate Governance Report to be contained in the Company 2005 annual report.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND SUPERVISORS

As at December 31, 2005, none of the Directors or Supervisors of the Company held or was deemed to hold interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO) which were required to be recorded in the register required to be kept under Section 352 of the SFO, or otherwise required to be notified by the Directors or Supervisors to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules nor have they been granted the right to acquire any interests in shares or debentures of the Company or any of its associated corporations.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held at 10:00 a.m. on Thursday, May 25, 2006 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC.

CLOSURE OF THE REGISTERS OF MEMBERS

In order to determine the list of shareholders who are entitled to attend the annual general meeting of the Company and to receive 2006 special interim dividend, the registers of members will be closed from Tuesday, April 25, 2006 to Thursday, May 25, 2006, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Thursday, May 25, 2006 are entitled to attend the meeting.

AUDIT COMMITTEE

The audit committee of the Board of Directors of the Company (the "Audit Committee") comprises four Independent Non-executive Directors, Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony, and one Non-executive Director, Mr. Anthony Philip HOPE. The Audit Committee has reviewed, in the presence of the internal and external auditors, the Group's principal accounting policies and the audited financial statements for the year ended December 31, 2005.

DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE COMPANY

The above detailed results announcement will be published on the website of the Company (www.pingan.com.cn) at around 9:00 a.m. on March 30, 2006.

PUBLICATION OF DETAILED RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The 2005 annual report of the Company containing all the information required under Appendix 16 to the Listing Rules will be submitted to the Stock Exchange and published on the website of the Stock Exchange (www.hkex.com.hk) in due course.

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, March 29, 2006

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi, the Non-executive Directors of the Company are Henry CORNELL, Huang Jianping, Liu Haifeng David, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

"Please also refer to the published version of this announcement in South China Morning Post"

PING AN<02318> - Results Announcement

Ping An Insurance (Group) Company of China, Limited announced on 29/03/2006:
(stock code: 02318)
Year end date: 31/12/2005
Currency: RMB
Auditors' Report: Unqualified

	Note		(Audited) Current Period from 01/01/2005 to 31/12/2005 ('Million)	(Audited) Last Corresponding Period from 01/01/2004 to 31/12/2004 ('Million)
Turnover	3	:	64,590	63,193
Profit/(Loss) from Operations		:	4,812	3,747
Finance cost		:	N/A	N/A
Share of Profit/(Loss) of Associates		:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities		:	N/A	N/A
Profit/(Loss) after Tax & MI	4,5	:	4,226	3,116
% Change over Last Period		:	+35.6 %	
EPS/(LPS)-Basic (in dollars)	7	:	0.68	0.56
-Diluted (in dollars)	7	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)		:	N/A	N/A
Profit/(Loss) after ETD Items		:	4,226	3,116
Final Dividend per Share	6	:	NIL	RMB 0.14
2006 Special Interim Dividend per Share	6	:	RMB 0.20	N/A
(Specify if with other options)		:	N/A	N/A
B/C Dates for 2006 Special Interim Dividend	6	:	25/04/2006	to 25/05/2006 bdi.
Payable Date		:	02/06/2006	
B/C Dates for Annual General Meeting		:	25/04/2006	to 25/05/2006 bdi.
Other Distribution for Current Period		:	N/A	
B/C Dates for Other Distribution		:	N/A	

Remarks:

1. Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which comprise standards and interpretations approved by the International Accounting Standards Board ("IASB"), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. The financial statements have been prepared under the historical cost

convention, except for the measurement at fair values of available-for-sale investments, financial assets carried at fair value through profit or loss and derivative financial assets and liabilities. The above basis of preparing financial statements differs from that used in the statutory accounts of Ping An Insurance (Group) Company of China, Ltd. (the " Company", together with its subsidiaries, the "Group") and the Group, which are prepared in accordance with PRC accounting standards ("PRC GAAP "). The major adjustments made include measuring certain financial assets at estimated fair values, restating insurance contract liabilities and deferred policy acquisition costs, related deferred tax, etc.

As in prior years, to the extent a specific topic is not covered specifically by IFRSs, the IFRS framework permits reference to another comprehensive body of accounting principles, and therefore:

- The Group has chosen to use the revenue accounting practices currently adopted by insurance companies reporting under the Companies Ordinance and Insurance Companies Ordinance of Hong Kong; and

- The Group has made reference to specific accounting principles generally accepted in the United States for guidance on the measurement of its insurance liabilities and associated deferred policy acquisition costs, specifically, the measurement guidance provisions contained within Statements of Financial Accounting Standards No. 60 and 97.

2. Changes in accounting policies

In the current year, the Group has adopted new and revised standards issued by the IASB that are relevant to its operations and effective for accounting periods beginning on January 1, 2005. The adoption of these new and revised standards has resulted in changes to the Group's accounting policies in the following areas that have affected the amounts reported for the current and prior years:

- IFRS 4, Insurance Contracts

Effective January 1, 2005, the Group adopted IFRS 4. IFRS 4 represents the completion of phase 1 of the first IFRS to deal with insurance contracts. The main features of IFRS 4 include but are not limited to the definition of an insurance contract, the use of liability adequacy tests and impairment tests for reinsurance assets, and prohibition of catastrophe and equalization provisions. Based on this standard, the Group continues to account for investment contracts containing discretionary participation features as if they are insurance contracts. In addition, premium income from certain contracts, which are regarded as investment contracts by IFRS 4, is accounted for as financial liabilities, and related policyholders' benefits to the extent covered by the said contracts are accounted for as a direct debit to the financial liabilities. Further, certain investment-linked contracts meet the definition of an insurance contract under IFRS 4 and the Group separately presents assets and liabilities related to such investment-linked contracts, which were originally grouped in "separate account (investment -linked) assets and liabilities". The assets and liabilities related to the remaining investment-linked contracts, which are regarded as investment contracts, are presented as policyholder account assets and liabilities in respect of investment contracts.

As a result of the adoption of IFRS 4, certain contracts were reclassified as investment contracts.

The Group recorded the following effects in the consolidated income statement to reflect the reclassification of contracts:

For the year ended December 31, (in RMB million)	2005	2004
(Debit)/Credit		
Gross written premiums and policy fees	-	(16)
Claims and policyholders' benefits	1	1
Increase in policyholders' reserves	(1)	15
Net impact on net profit	-	-

Further, the Group recorded the following effects in the consolidated balance sheet:

As at December 31, (in RMB million)	2005	2004
Debit/(Credit)		
Policyholders' reserves	14	15
Investment contract reserves	(14)	(15)
Policyholder account assets in respect of insurance contracts	12,820	9,758
Policyholder account assets in respect of investment contracts	3,078	3,145
Separate account (investment-linked) assets	(15,898)	(12,903)
Policyholder account liabilities in respect of insurance contracts	(12,820)	(9,758)
Policyholder account liabilities in respect of investment contracts	(3,078)	(3,145)
Separate account (investment-linked) liabilities	15,898	12,903

- IAS 39 (revised 2004), Financial Instruments: Recognition and Measurement

Effective January 1, 2005, the Group has adopted IAS 39 (revised 2004). Among the changes, IAS 39 (revised 2004) has eliminated "loans and receivables originated by the enterprise" and defined a "loans and receivables" category. By such definition, loans and receivables exclude investments quoted in an active market. As a result, the Group has reclassified quoted bonds as held-to-maturity or available-for-sale investments in accordance with the related requirements and investment strategy. The Group recorded the following effects in the consolidated balance sheet:

As at December 31, (in RMB million)	2005	2004
Debit/(Credit)		
Fixed maturity investments - bonds	233	(67)
Deferred income tax assets	(35)	10
Reserves - net unrealized losses	(196)	56
Minority interests	(2)	1

- IFRS 2, Share-based Payment

Effective January 1, 2005, the Group has adopted IFRS 2. It requires the Group to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the Company. This standard has given more guidance on recognition, measurement and

disclosure of the Group's share appreciation rights scheme. There was no significant impact on the Group's financial statements upon the adoption of IFRS 2. The charge to income statement is as follows:

For the year ended December 31, (in RMB million)	2005	2004
Charge for the year	61	29
	====	====

- IFRS 3, Business Combinations

IFRS 3, Business Combinations, was already effective since March 31, 2004. Among its requirements, the Group has, since 2005, ceased amortization of the Group's goodwill.

- IAS 27 (revised 2004), Consolidated and Separate Financial Statements

IAS 27 (revised 2004) requires that the investments in subsidiaries be accounted for at cost or in accordance with IAS 39 in the parent's separate financial statements. In prior years, the Company's investments in subsidiaries were accounted for using the equity method. Upon the implementation of IAS 27 (revised 2004), the Company's investments in subsidiaries are accounted for at cost in its unconsolidated, separate financial statements. The Company recorded the following effects on its separate balance sheet as at December 31, 2005 and 2004:

As at December 31, (in RMB million)	2005	2004
Debit/(Credit)		
Investments in subsidiaries	(7,673)	(2,315)
Reserves	713	(1,064)
Retained profits	6,960	3,379
	========	========

In addition to the standards referred to above, the key revised standards that the Group has also adopted during the year which mainly affect the presentation and disclosures of the financial statements are as follows:

- IAS 1 (revised 2004), Presentation of Financial Statements

IAS 1 (revised 2004) affects the presentation of minority interests in the income statement (separate allocation at the bottom of the income statement) and in the statement of changes in equity (separate column for minority interests) and other disclosures.

- IAS 8 (revised 2004), Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 (revised 2004) requires disclosure of an impending change in accounting policy when the Group has yet to implement a new IFRS or interpretation that has been issued but not yet come into effect. In addition, it has required disclosure of known or reasonably estimable information relevant to assessing the possible impact that application of the new IFRS or interpretation will have on the Group's financial statements in the period of initial application.

- IAS 32 (revised 2004), Financial Instruments: Disclosure and Presentation

IAS 32 (revised 2004) requires additional disclosures of information in

respect of financial assets and financial liabilities, including information about the use of valuation techniques, and the carrying amounts of financial assets and financial liabilities that are classified as held-for-trading and those designated by the entity upon initial recognition as financial assets and financial liabilities at fair value through profit or loss.

3. Turnover

For the year ended December 31, (in RMB million)	Notes	2005	2004 (Restated)
Gross written premiums and policy fees	3(a)	59,021	60,033
Less: Premiums ceded to reinsurers		(4,241)	(4,122)
Net written premiums and policy fees		54,780	55,911
Increase in unearned premium reserves, net		(1,581)	(1,191)
Net earned premiums		53,199	54,720
Reinsurance commission income		1,371	1,376
Net investment income	3(b)	9,338	7,219
Realized gains/(losses)	3(c)	(505)	(56)
Unrealized gains/(losses)	3(d)	822	(717)
Foreign currency gains/(losses)		(405)	3
Other income		770	648
Total revenue		64,590	63,193

3(a) Gross written premiums and policy fees

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Gross written premiums, policy fees and premium deposits, as reported in accordance with PRC GAAP	71,624	65,618
Less: Business tax and surcharges	(857)	(739)
Gross written premiums, policy fees and premium deposits (net of business tax and surcharges)	70,767	64,879
Less: Premium deposits allocated to policyholder accounts	(3,214)	(3,416)
Premium deposits allocated to investment contracts	-	(16)
Premium deposits allocated to policyholder contract deposits	(8,532)	(1,414)
Gross written premiums and policy fees	59,021	60,033

For the year ended December 31, (in RMB million)	2005	2004 (Restated)

Long term life business gross written premiums and policy fees	42,420	46,018
Short term life business gross written premiums	4,525	3,865
Property and casualty business gross written premiums	12,076	10,150
Gross written premiums and policy fees	59,021	60,033

3(b) Net investment income

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Interest income on fixed maturity investments		
Bonds		
- Held-to-maturity	4,568	2,393
- Available-for-sale	901	614
- Carried at fair value through profit or loss	50	67
Term deposits		
- Loans and receivables	3,463	3,592
Others		
- Loans and receivables	63	72
Dividend income on equity investments		
Equity investment funds		
- Available-for-sale	82	88
- Carried at fair value through profit or loss	90	294
Equity securities		
- Available-for-sale	84	9
- Carried at fair value through profit or loss	11	2
Operating lease income from investment properties	107	130
Interest expenses on securities sold under agreements to repurchase	(81)	(42)
Total	9,338	7,219
Yield of net investment income (% per annum)	4.2	4.1

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

3(c) Realized gains/(losses)

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Fixed maturity investments		
- Available-for-sale	253	15
- Carried at fair value through profit or loss	43	42
Equity investments		
- Available-for-sale	(258)	(84)
- Carried at fair value through profit or loss	(543)	(29)
Total	(505)	(56)

3(d) Unrealized gains/(losses)

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Fixed maturity investments		
- Carried at fair value through profit or loss	10	(35)
Equity investments		
- Carried at fair value through profit or loss	808	(676)
Derivative financial assets		
- Carried at fair value through profit or loss	4	(6)
Total	822	(717)

3(e) Total investment income

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Net investment income	9,338	7,219
Realized gains/(losses)	(505)	(56)
Unrealized gains/(losses)	822	(717)
Total	9,655	6,446
Yield of total investment income (% per annum)	4.3	3.6

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

4. Operating profit

(1) Operating profit is arrived at after charging/(crediting) the following items:

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Employee costs, excluding directors' emoluments (Note 4(2))	3,095	2,720
Depreciation of investment properties	50	66
Depreciation of property, plant and equipment	486	460
Amortization of land use rights	20	19
Loss on disposal of property, plant and equipment and investment properties	19	10
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	75	73
Amortization of goodwill	-	24
Provision/(write-back) of provision for doubtful debts, net	122	(39)
Write-back of provision for loans and advances to customers	(73)	(12)
Auditors' remuneration	10	10
Operating lease payments in respect of land and buildings	506	521

(2) Employee costs, excluding directors' emoluments

For the year ended December 31, (in RMB million)	2005	2004
Wages, salaries and bonuses	2,626	2,225
Retirement benefits, social security contributions and welfare benefits	469	495
Total	3,095	2,720

5. Income taxes

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the year are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	- Located in Special Economic Zones	15%
	- Located outside the Special Economic Zones	33%
Hong Kong profits tax	- Subsidiaries in Hong Kong Special Administrative Region	17.5%

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Consolidated income statement		
Current income tax	392	572
Deferred income tax		
Relating to the origination and reversal of temporary differences:		
Policyholders' reserves	(450)	(246)
Claim reserves	(64)	(81)
Unearned premium reserves	46	41
Deferred policy acquisition costs	575	339
Fair value adjustment on financial assets and liabilities carried at fair value through profit or loss	46	7
Others	2	(31)
Total deferred income tax	155	29
Income taxes reported in consolidated income statement	547	601
Consolidated statement of changes in equity		
Deferred income tax related to items credited/(charged) directly to equity:		
Unrealized gains and losses	(256)	87

A reconciliation between tax expense and the product of accounting profit multiplied by the main applicable tax rate of 15% is as follows:

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Accounting profit before income taxes	4,812	3,747

Tax computed at the main applicable tax rate of 15% (2004: 15%)	722	562
Tax effect of income not taxable in determining taxable income	(580)	(423)
Tax effect of expenses not deductible in determining taxable income	228	393
Tax effect of higher tax rate on branches and entities (in the PRC) that are located outside the Special Economic Zones	177	69
Income taxes reported in consolidated income statement	547	601

6. Dividends

During the year, the Company paid dividends of RMB865 million (2004: RMB 518 million) to its shareholders, relating to dividends previously proposed of RMB867 million or RMB0.14 per share (2004: RMB592 million or RMB0.12 per share).

On March 29, 2006, the directors proposed 2006 special interim dividend distribution of RMB0.20 per share totaling RMB1,239 million, which will be paid by the Company out of dividends amounting to RMB4,364 million to be received by the Company from one of its subsidiaries in early May 2006. This proposal is subject to Company shareholders' approval on May 25, 2006.

7. Earnings per share

The basic earnings per share for the year is computed by dividing the net profit for the year by the weighted average number of 6,195,053,334 shares in issue during 2005 (2004: weighted average number of 5,588,324,591 shares in issue during the year).

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from January 1, 2006 to February 28, 2006 were RMB 11,325.47 million and RMB 2,374.20 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, March 20, 2006

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi, the Non-executive Directors of the Company are Henry CORNELL, Huang Jianping, Liu Haifeng David, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2006 to 31 January 2006 were RMB 6,310.50 million and RMB 1,533.62 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 20 February 2006

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.



中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2005 to 31 December 2005 were RMB 58,848.90 million and RMB 12,675.81 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 20 January 2006

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.